Q3 FY18 MANAGEMENT PRESENTATION 02 February 2018 Exhibit 99.4

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. 2

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the consummation of the Fermacell acquisition and integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward- looking statements or information except as required by law. 3

PAGE USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”) These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. 4

PAGE AGENDA • Fermacell Update – Louis Gries, CEO • Overview and Operating Review – Louis Gries, CEO • Financial Review – Matt Marsh, EVP and CFO • Questions and Answers 5

FERMACELL UPDATE Louis Gries, CEO

PAGE Fermacell: Integration Update Manufacturing R&D Headquarters November 2017 • Entered into Purchase Agreement for €473 million (~ US$549 million) December 2017 -March 2018 • Bridge loan facility of €525.0 secured to fund acquisition • Due diligence and integration planning going as planned • Customary closing procedures March 2018 • Acquisition on target for completion in Q4FY18 7 Countries with own salesforce (exl. UAE)

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE GROUP OVERVIEW 9 • Higher volumes and net sales in North America Fiber Cement and International Fiber Cement segments • Higher average net sales price in North America Fiber Cement segment • North America Fiber Cement: YTD EBIT margin of 23.8%; manufacturing stabilizing, volume improving • International Fiber Cement: YTD EBIT margin of 23.6%; strong performance 1 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and tax adjustments 2 Excludes Asbestos related expenses and adjustments Adjusted Net Operating Profit1 Adjusted Diluted EPS1 3rd Qtr Nine Months 3rd Qtr Nine Months US$69.9M 33% US$205.5M 6% US16 cents 33% US47 cents 7% Adjusted EBIT 2 Net Operating Cash Flow 3rd Qtr Nine Months Nine Months US$97.4M 33% US$289.8M 5% US$239.4M 10% Adjusted EBIT Margin % 2 3rd Qtr Nine Months 19.7% 3.5 pts 19.0% 0.4 pts

PAGE NORTH AMERICA FIBER CEMENT SUMMARY Volume • FY17 capacity constraint dampened FY18 demand • Marginal volume growth … Exterior volume in line with market index growth for the quarter Price • Favorably impacted by annual change in our strategic pricing effective April 2017; and tactical pricing strategies EBIT • EBIT for the quarter increased compared to pcp: • Higher average net sales price and improved plant performance • Partially offset by higher input and freight costs • EBIT for the nine months increased compared to pcp: • Higher average net sales price, partially offset by higher production costs 10 Q3'18 9 Months FY18 Net Sales US$376.8M US$1,168.0M 7% 6% Sales Volume 528.9 mmsf 1,652.0 mmsf 2% 1% Average Price US$705 per msf US$700 per msf 5% 5% EBIT US$101.3M US$278.5M 34% 4%

PAGE NORTH AMERICA DELIVERED UNIT COST 11 Delivered unit cost improved quarter to quarter throughout FY18 • Improvements in manufacturing inefficiencies and production cost • Experiencing higher input costs

PAGE 0 5 10 15 20 25 30 0 20 40 60 80 100 120 FY13 FY14 FY15 FY16 FY17 FY18 EBI T M arg in EBI T U S$M Quarterly EBIT and EBIT Margin1 EBIT EBIT/Sales NORTH AMERICA FIBER CEMENT 12 YTD EBIT Margin % in target range, but down 40 bps to 23.8% compared to pcp 1 Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13

PAGE NORTH AMERICA FIBER CEMENT 13 • Strategic price increase effective April 2017 • Satisfied with tactical pricing and price positioning • US housing conditions remain favorable • New construction starts continue modest single- digit growth 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau $0 $400 $800 $1,200 $1,600 0 500 1,000 1,500 2,000 2,500 3,000 Re ve nu e ( US $M ) JH V ol ume (m m sf) , S ta rt s ( 00 0s U ni ts ) Top Line Growth1 JH Volume Housing Starts JH Revenue 630 616 641 666 669 665 700 550 590 630 670 710 FY12 FY13 FY14 FY15 FY16 FY17 9 Months FY18 US $ pe r M SF Average Net Sales Price

PAGE 14 Volume • Growth primarily in our Australian and Philippines businesses Lower average selling price compared to pcp • Favorably impacted by modest annual changes in strategic pricing in Australia • Adversely impacted by tactical pricing strategies and volume growth in the Philippines EBIT • Strong result in our Australian business. Higher market penetration and improved manufacturing performance INTERNATIONAL FIBER CEMENT SUMMARY Q3'18 9 Months FY18 Net Sales US$114.5M US$349.2M 15% 13% Sales Volume 131.7 mmsf 399.8 mmsf 14% 11% Average Price US$773 per msf US$775 per msf 2% 1% EBIT US$25.4M US$82.4M 16% 15%

PAGE INTERNATIONAL FIBER CEMENT (USD) 15 Australia • Strong market and PDG performance • EBIT favorably impacted by volume, price and manufacturing performance New Zealand • Higher net sales driven by higher volume • Q3 EBIT unfavorably impacted by plant performance Philippines • Tactical pricing and foreign translation unfavorably impacted EBIT • Nine months EBIT higher in local currency Europe • Lower volume in certain regions • EBIT favorably impacted by lower SG&A expenses Volume Net Sales EBIT Volume Net Sales EBIT Australia Q3'18 9 Months FY18 Australia Volume Net Sales EBIT Volume Net Sales EBIT FLAT 9 Months FY18 New Zealand Q3'18 New Zealand Volume Net Sales EBIT Volume Net Sales EBIT Philippines 9 Months FY18Q3'18 Philippines Volume Net Sales EBIT Volume Net Sales EBIT Europe 9 Months FY18 Europe Q3'18

FINANCIAL REVIEW Matt Marsh, EVP and CFO

PAGE Net sales increased 9% • Higher average net sales price and volume in the North America Fiber Cement segment • Strong volume growth in International Fiber Cement Gross profit increased 18%, gross margin % up 270 bps SG&A expenses increased 4% • SG&A expenses as a percentage of sales decreased 70 bps Adjusted net operating profit increased 33% • North America Fiber Cement segment EBIT increased 34% versus pcp • International Fiber Cement segment EBIT increased 16% versus pcp RESULTS – 3rd QUARTER FY18 17 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and other tax adjustments US$ Millions Q3'18 Q3'17 % Change Net sales 495.1 453.8 9 Gross profit 182.9 155.0 18 SG&A expenses (77.7) (74.6) (4) EBIT 143.9 108.7 32 Net operating profit 79.9 87.9 (9) Adjusted EBIT 1 97.4 73.5 33 Adjusted net operating profit 2 69.9 52.6 33 Three Months Ended 31 December

PAGE Net sales increased 7% • Higher average net sales price in the North America Fiber Cement segment • Strong volume growth in the International Fiber Cement Gross profit increased 5%, gross margin % down 70 bps SG&A expenses increased 5% • SG&A expenses as a percentage of sales decreased 30 bps Adjusted net operating profit increased 6% • North America Fiber Cement segment EBIT increased 4% versus pcp • International Fiber Cement Segment EBIT increased 15% versus pcp RESULTS – NINE MONTHS FY18 18 US$ Millions 9 Months FY18 9 Months FY17 % Change Net sales 1,528.6 1,427.3 7 Gross profit 539.1 513.9 5 SG&A expenses (226.2) (215.7) (5) EBIT 325.0 315.0 3 Net operating profit 203.7 232.0 (12) Adjusted EBIT 1 289.8 277.2 5 Adjusted net operating profit 2 205.5 194.0 6 Nine Months Ended 31 December 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and other tax adjustments

PAGE 1 As Reported 9 Months FY18 figures converted using 9 Months FY17 weighted average exchange rates 2 Reflects the difference between 9 Months FY18 As Reported and 9 Months FY18 using 9 Mo ths FY17 weighted average exchange rates CHANGES IN AUD vs. USD 19 $ Favorable (Unfavorable) % 3.4 - 1.5 - 1.1 t 1% (2.3) u 1% Translation Impact 2 US$ Millions 9 Months FY18 9 Months FY17 % Change 9 Months FY18 % Change Net sales $ 1,528.6 1,427.3 t 7% $ 1,525.2 t 7% Gross profit 539.1 513.9 t 5% 537.6 t 5% Adjusted EBIT 289.8 277.2 t 5% 288.7 t 4% Adjusted net operating profit $ 205.5 194.0 t 6% $ 207.8 t 7% As Reported Excluding Translation Impact 1

PAGE NORTH AMERICA INPUT COSTS • Freight market prices increased 21% compared to pcp • The price of NBSK pulp increased 19% compared to pcp • Electricity prices are up 9% compared to pcp • Cement prices continue to rise, up 5% compared to pcp • Gas prices are down 5% compared to pcp 20 The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for Q3’18 are based on Q2’18 actuals 0 1 2 3 4 5 6 7 8 9 10 0 200 400 600 800 1,000 1,200 1,400 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Q3'18 Ce m en t, Gas , E le ct ric a nd Fr ei gh t P ric es Pu lp P ric es Quarterly US Input Costs PULP GAS ELECTRIC CEMENT FREIGHT

PAGE North America Fiber Cement EBIT summary • Q3 EBIT increased 34% and nine months EBIT increased 4% compared to pcp • Quarter increase primarily driven by higher net sales and lower production costs • Nine months increase primarily driven by higher net sales price, partially offset by higher production cost SEGMENT EBIT – 3rd QUARTER and NINE MONTHS FY18 21 International Fiber Cement EBIT summary • Q3 EBIT increased 16% and nine months EBIT increased 15% compared to pcp • Strong volume growth in Australia and the Philippines • Favorable conditions in our addressable markets and increased market penetration in Australia during the year 84.4 75.5 101.3 266.8 267.8 278.5 0 50 100 150 200 250 300 FY16 FY17 FY18 US $ M ill io ns North America Fiber Cement Q3 EBIT 9 months 16.2 21.9 25.4 58.4 71.5 82.4 0 15 30 45 6 75 9 FY16 FY17 FY18 US $ M ill io ns International Fiber Cement Q3 EBIT 9 months

PAGE Other Businesses • Additional investments in product and manufacturing capabilities R&D • On strategy to invest 2-3% of net sales • Increased spend for Other Businesses segment, and overall increase in number of projects General Corporate Costs • Higher discretionary spend and increase in foreign exchange losses during the nine months, partially offset by the gain on the sale of a storage building near our Fontana facility in Q1 FY18 SEGMENT EBIT – 3rd QUARTER and NINE MONTHS FY18 22 1 Excludes Asbestos related expenses and adjustments (2.1) (2.1) (1.9) (6.2) (4.7) (5.8) (7) (6) (5) (4) (3) (2) (1) 0 FY16 FY17 FY18 US $ Mi lli on s Other Businesses Q3 EBIT 9 months (5.5) (6.2) (7.2) (17.5) (18.3) (20.5) (25) (20) (15) (10) (5) 0 FY16 FY17 FY18 US $ Mi lli on s Research and Development Q3 EBIT 9 months (11.4) (15.6) (20.2) (35.0) (39.1) (44.8) 5 (40 (3) (20) (10) 0 FY16 FY17 FY18 US $ Mi lli on s General Corporate Costs 1 Q3 EBIT 9 months

PAGE 1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest (income) expense 2 Excludes tax effects of Asbestos, loss on early debt extinguishment and other tax adjustments 23.1% estimated adjusted effective tax rate for the year • YTD Adjusted income tax expense decrease driven by a reduction of the US tax rate • Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines • Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX 23 US$ Millions Q3’18 Q3’17 9 Months FY18 9 Months FY17 Operating profit before taxes 110.1 102.9 277.5 295.9 Asbestos adjustments 1 (46.8) (35.0) (36.2) (37.0) Loss on early debt extinguishment 26.1 - 26.1 - Adjusted operating profit before income taxes 89.4 67.9 267.4 258.9 Adjusted income tax expense 2 (19.5) (15.3) (61.9) (64.9) Adjusted effective tax rate 21.8% 22.5% 23.1% 25.1% Income tax expense (30.2) (15.0) (73.8) (63.9) Income taxes paid 33.7 42.4 Income taxes pay ble 31.0 5.7 Three Months and Nine Months Ended 31 December

PAGE US INCOME TAX REFORM 24 US Tax Cuts and Jobs Act enacted 22 December 2017 • Provisional charge to income tax expense of US$2.5 million comprising: • Estimated US$32.5 million on deemed repatriated earnings • Partially offset by an estimated US$30.0 million revaluation of our US-based net deferred tax liabilities, as a result of the lowered US federal income tax rate • Impact of US Tax Reform on future earnings is currently uncertain 1 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and tax adjustments Impact from US Tax Reform Income tax expense 3rd Qtr Nine Months US$2.5M 9% US$2.5M 4% Adjusted Net Operating Profit1 3rd Qtr Nine Months US$2.5M 3% US$2.5M 1% Net Operating Cash Flow Nine Months US$2.5M 1%

PAGE 1 CASHFLOW 25 Decrease in net operating cash flow • Building inventory levels • Increase in the payment to AICF Higher investing activities • Increase in capacity expansion related capital expenditures • Includes proceeds from the sale of a storage building near our Fontana facility Cash provided by financing activities • Driven by net proceeds of our senior unsecured notes • Partially offset by associated call redemption premium, debt issuance and lower share buyback activity 1 Excludes AP related to capital expenditures 2 Includes capitalized interest 3 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF 4 Includes debt issuance costs US$ Millions 9 Months FY18 9 Months FY17 Change (%) Net Income 203.7 232.0 (12) Adjustment for non-cash items 62.1 50.5 23 Annual AICF contribution (102.2) (91.1) (12) Operating working capital 1 10.0 75.3 (87) Other net operating activities 65.8 (0.9) Cash Flow from Operations 239.4 265.8 (10) Purchases of property, plant and equipment 2 (151.9) (60.1) Proceeds from sale of property, plant and equipment 7.9 - Free Cash Flow 3 95.4 205.7 (54) Dividends paid (131.3) (130.2) (1) Net repayments of credit facilities (175.0) (80.0) Net proceeds from senior unsecured notes 4 386.1 75.6 Call redemptio premium paid to note holders (19.5) - Share related activities 0.2 (96.6) Free Cash Flow after Financing Activities 155.9 (25.5)

PAGE CAPITAL EXPENDITURES • YTD CAPEX spend of US$148.8 million increased US$90.3 million compared to pcp • North America capacity projects during Q3 FY18:  Continued the start-up at our Summerville facility  Continued construction of a greenfield expansion in Tacoma, expected commissioning Q1 FY19  Continued planning our Prattville, Alabama facility. Expected commissioning 1H FY20 • Continued to expand capacity at our Philippines facility, expected to be completed in Q4 FY18 • Announced A$28.5 million brownfield expansion project at our Carole Park facility in Australia, expected to be commissioned by Q1 FY21 0 10 20 30 40 50 60 70 Q1 FY17 Q2 FY17 Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 U S $ M il li o n s CAPEX Spend Cap city M intenance & Other 26

PAGE FINANCIAL MANAGEMENT SUPPORTING GROWTH 27 Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Strong governance and transparency • Investment-grade financial management • Invest in R&D and capacity expansion to support organic growth • Maintain ordinary dividends within the defined payout ratio • Flexibility for:  Cyclical market volatility  Accretive and strategic inorganic opportunities  Further shareholder returns when appropriate • Conservative leveraging of balance sheet at a target within 1-2 times Adjusted EBITDA excluding asbestos.  US$500 million of unsecured revolving credit facility; US$800 million senior unsecured notes at Q3 FY18  Weighted average maturity of 5.0 years on bank debt; 7.2 years on total debt at Q3 FY18  €525m / US$627.4m bridge finance available to fund Fermacell acquisition Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Moody’s S&P Fitch Ba1 affirmed Nov’17 outlook stable BB affirmed Nov’17 outlook stable BBB- affirmed Nov’17 outlook stable

PAGE LIQUIDITY PROFILE 28 Strong balance sheet  US$231.3 million cash  US$552.6 million net debt 3 at 31 December 2017  100% liquidity on bank debt at 31 December 2017 Corporate debt structure  US$400 million 4.75% senior unsecured notes maturing January 2025  US$400 million 5.00% senior unsecured notes maturing January 2028  US$500 million unsecured revolving credit facility, with a December 2022 maturity  €525m (US$627.4m) bridge finance available2 Leverage strategy  1.22x net debt to Adjusted EBITDA excluding asbestos; within the 1-2x leverage target range 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 On 13 December 2017, a 364-day term loan bridge facility was executed to facilitate the Fermacell acquisition. The facility limit is €525 million, or $627.4 million equivalent at 31 December 2017. The facility was undrawn at 31 December 2017 3 Includes debt issuance costs ($16.2 million)

PAGE REDEMPTION OF 2023 SENIOR UNSECURED NOTES 29 $19.5m 28-Dec-17 FY19 FY20 FY21 FY22 FY23 FY24 FY25 Cumulative interest saved by replacing 5.875% notes with 4.75% Redemption Premium Benefit of 2- Year Tenor Extension

PAGE FY2018 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2018 is between US$267 million and US$278 million • Management expects full year Adjusted net operating profit to be between US$260 million and US$275 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, input prices remain consistent and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year • Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods 30

QUESTIONS

APPENDIX

PAGE FINANCIAL SUMMARY 1 Excludes Asbestos related expenses and adjustments 2 Excludes AICF interest income/expense 33 US$ Millions Q3'18 Q3'17 % Change 9 Months FY18 9 Months FY17 % Change Net Sales North America Fiber Cement 376.8$ 350.9$ 7 1,168.0$ 1,105.7$ 6 International Fiber Cement 114.5 99.5 15 349.2 309.0 13 Other Businesses 3.8 3.4 12 11.4 12.6 (10) Total Net Sales 495.1$ 453.8$ 9 1,528.6$ 1,427.3$ 7 EBIT North America Fiber Cement 101.3$ 75.5$ 34 278.5$ 267.8$ 4 International Fiber Cement 25.4 21.9 16 82.4 71.5 15 Other Businesses (1.9) (2.1) 10 (5.8) (4.7) (23) Research & Development (7.2) (6.2) (16) (20.5) (18.3) (12) General Corporate 1 (20.2) (15.6) (29) (44.8) (39.1) (15) Adjusted EBIT 97.4$ 73.5$ 33 289.8$ 277.2$ 5 Net interest expense 2 (8.6) (7.0) (23) (22.6) (19.5) (16) Other income 0.6 1.4 (57) 0.2 1.2 (83) Adjusted income tax expense (19.5) (15.3) (27) (61.9) (64.9) 5 Adjusted net operating profit 69.9$ 52.6$ 33 205.5$ 194.0$ 6 Three Months and Nine Months Ended 31 December

PAGE ASBESTOS CLAIMS DATA 34 • Quarter and nine months claims received were 9% below and in line with actuarial estimates, respectively • Quarter and nine months claims received decreased 8% and increased 1%, respectively, compared to pcp • Mesothelioma claims reported during the nine months: • 8% above actuarial estimates • 7% higher than pcp • Average claim settlement for the nine months was 8% below actuarial estimates:  Lower average claim settlement sizes across most disease types  Lower average claim size for non-large mesothelioma claims  Favorable large claims experience 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim 131 144 143 433 432 428 Q3'18 Actuals Q3'18 A tuarial Estimates Q3'17 Actuals 9 Months FY18 Actuals 9 Months FY18 Actuarial Estimates 9 Months FY17 Actuals Claims Received 254,000 283,000 195,000 261,000 283,000 215,000 Q3'18 Actuals Q3'18 Actuarial Estimates Q3'17 Actuals 9 Months FY18 Actuals 9 Months FY18 Actuarial Estimates 9 Months FY17 Actuals Average Claim Settlement (A$)1

PAGE DEPRECIATION AND AMORTIZATION 35 US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 Depreciation and amortization North America Fiber Cement 18.8$ 17.8$ 54.1$ 48.0$ International Fiber Cement 3.1 3.0 9.5 8.9 Other Businesses 0.5 0.6 1.6 1.7 Research and Development 0.3 0.5 1.1 1.4 General Corporate 0.7 0.7 2.3 2.5 Total depreciation and amortization 23.4$ 22.6$ 68.6$ 62.5$ Three Months and Nine Months Ended 31 December

PAGE NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd 36

PAGE NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: 37 Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income O r i c (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies.

PAGE Financial Measures – US GAAP equivalents NON-US GAAP FINANCIAL MEASURES 38 Adjusted EBIT US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 EBIT 143.9$ 108.7$ 325.0$ 315.0$ A b stos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 Adjusted EBIT 97.4$ 73.5$ 289.8$ 277.2$ Net sales 495.1$ 453.8$ 1,528.6$ 1,427.3$ Adjusted EBIT margin 19.7% 16.2% 19.0% 19.4% Three Months and Nine Months Ended 31 December Adjusted net operating profit US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 Net operating profit 79.9$ 87.9$ 203.7$ 232.0$ sbe tos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 AICF interest (income) expense, net (0.3) 0.2 (1.0) 0.8 Loss on early debt extinguishment 26.1 - 26.1 - Asbestos, loss on early debt extinguishment and other tax adjustments 10.7 (0.3) 11.9 (1.0) Adjusted net operating profit 69.9$ 52.6$ 205.5$ 194.0$ Three Months and Nine Months Ended 1 December

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Nine Months Ended 31 December			
	Q3'18	Q3'17	9 Months FY18	9 Months FY17
Adjusted net operating profit (US$ Millions)	**$ 69.9**	**$ 52.6**	**$ 205.5**	**$ 194.0**
Weighted average common shares outstanding - Diluted (millions)	442.0	441.6	441.7	444.8
Adjusted diluted earnings per share (US cents)	**16**	**12**	**47**	**44**

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'18	Q3'17	9 Months FY18	9 Months FY17
Operating profit before income taxes	**$ 110.1**	**$ 102.9**	**$ 277.5**	**$ 295.9**
Asbestos:				
Asbestos adjustments	(47.0)	(35.6)	(36.5)	(39.0)
AICF SG&A expenses	0.5	0.4	1.3	1.2
AICF interest (income) expense, net	(0.3)	0.2	(1.0)	0.8
Loss on early debt extinguishment	26.1	-	26.1	-
Adjusted operating profit before income taxes	**$ 89.4**	**$ 67.9**	**$ 267.4**	**$ 258.9**
Income tax expense	$ (30.2)	$ (15.0)	$ (73.8)	$ (63.9)
Asbestos, loss on early debt extinguishment and other tax adjustments	10.7	(0.3)	11.9	(1.0)
Adjusted income tax expense	**$ (19.5)**	**$ (15.3)**	**$ (61.9)**	**$ (64.9)**
Effective tax rate	27.4%	14.6%	26.6%	21.6%
Adjusted effective tax rate	**21.8%**	**22.5%**	**23.1%**	**25.1%**

James Hardie

PAGE 39

PAGE NON-US GAAP FINANCIAL MEASURES 40 Adjusted EBITDA excluding Asbestos US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 EBIT 143.9$ 108.7$ 325.0$ 315.0$ Depreciation and amortization 23.4 22.6 68.6 62.5 Adjusted EBITDA 167.3$ 131.3$ 393.6$ 377.5$ Asbestos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 Adjusted EBITDA excluding Asbestos 120.8$ 96.1$ 358.4$ 339.7$ Three Months and Nine Months Ended 31 December Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 SG&A expens s 77 7$ 74 6$ 226 2$ 215 7$ Excluding: AICF SG&A expenses (0.5) (0.4) (1.3) (1.2) Adjusted SG&A expenses 77.2$ 74.2$ 224.9$ 214.5$ Net sales 495.1$ 453.8$ 1,528.6$ 1,427.3$ SG&A expenses as a percentage of net sales 15.7% 16.4% 14.8% 15.1% Adjusted SG&A expenses as a percentage of net sales 15.6% 16.4% 14.7% 15.0% Three Months and Nine Months Ended 1 December

Q3 FY18 MANAGEMENT PRESENTATION 02 February 2018